

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 4, 2010

By U.S. Mail and Facsimile (702) 382-1759

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

> **Re:** **OICco Acquisition I, Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed April 7, 2010**
> **File No. 333-162084**

Dear Mr. Gewerter:

We have reviewed your response and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the changes in response to prior comment 1. However, it appears you may have omitted certain language in the newly revised paragraph on page 6. Please revise further.

Prospectus Cover

2. You do not appear to have made the change requested by prior comment 2, therefore, we reissue the comment.

Summary Information and Risk Factors, page 6

3.   Refer to prior comment 3. Your response does not address each of the
        requirements in rule 419(b)(1) including the requirement that if funds and
        securities are deposited into an escrow account maintained by an insured
        depositary institution, the deposit account records of the insured depositary
        institution must provide that funds in the escrow account are held for the benefit
        of the purchasers named and identified in accordance with section 330.1 of the
        regulations of the Federal Deposit Insurance Corporation. Refer to Rule
        419(B)(1)(ii). Please provide us with a complete analysis showing how the
        escrow arrangements proposed by you meet all of the requirements of rule
        419(b)(1).

4.   Please file the agreement as an exhibit under which Joshua Sisk has agreed to
        deposit his securities and any proceeds from the sale of the securities in escrow.

5.   Regarding the release of funds from escrow to Joshua Sisk, please revise your
        disclosure to clarify what you mean by the close of the new issue offering.
        Clarify how this is consistent with the restrictions on release of escrow set forth in
        Rule 419(e).

Rights and Protections under Rule 419

6.   Refer to prior comment 5. Your disclosure still provides that the funds will be
        deposited "upon completion of the offering." This arrangement does not appear
        to comply with Rule 419(b) which indicates that funds should be deposited
        "promptly." We also note that you have not addressed the final sentence of the
        prior comment. Therefore, we reissue the comment.

The Offering, page 7

7.   Refer to prior comment 7. Your revisions and your response do not address the
        limitations in timing of rule 10b-9. Please address these limitations in your
        response and explain how your proposed timing, which appears to give you
        complete flexibility for determining when the minimum offering condition has
        been met, is consistent with this rule.

8.   Refer to prior comment 12. The second paragraph under this heading continues to
        provide that the board may extend the offering period at its discretion. Please
        revise.

9.   Refer to prior comments 13 and 14. Please tell us how you concluded that 5 days
        satisfies the requirement that securities be "deposited promptly upon issuance."

Risk Factors, page 9

10.   Certain captions added to your risk factors do not appear to accurately describe the risks discussed in the body of the risk factor. For example, the first risk factor caption highlights the risk of the company ceasing to exist, yet the risks described within that risk factor do not reference any such risk. Therefore, we reissue comment 18.

11.   Refer to prior comment 19. It appears you made only a minor change to the caption of this risk factor without clearly explaining why a blank check company may be less attractive to acquisition candidates. Please provide a clear explanation of the disadvantages of a blank check offering. Include a clear explanation of why it would not be attractive to potential acquisition candidates.

Shares eligible for future sale…, page 13

12.   We refer to prior comment 20. Your revisions do not address the impact of the registration of the shares held by Joshua Sisk. Please revise the disclosure to reflect the effect of registration of the securities.

Use of Proceeds, page 14

13.   We note your disclosure that you may use 10% of proceeds for possible commissions on sale. Given your disclosure elsewhere in the registration statement that Joshua Sisk will not receive any commissions and your disclosure on the cover page of the prospectus that underwriting discounts and commissions will be $0, please tell us what commissions you are referring to in this section. Please disclose any additional underwriting arrangements.

14.   Please reconcile your disclosure that you intend to use the proceeds for working capital purposes with your disclosure in the sixth risk factor that you intend to use proceeds to effect a business combination.

Plan of Distribution, page 16

15.   Refer to prior comment 23. Your exhibit index continues to refer to exhibit 99. Therefore, we reissue the comment.

General Business Plan, page 22

16.   Refer to prior comment 24. Please provide us with your legal analysis, citing the applicable rules that are the basis for your revised statement that "year end audits and an opinion letter for a registration is good for only 6 months."

17.   You disclose that the Form 8-K to be filed by a shell company upon completion of a merger or acquisition must contain audited financial statements. As such the significant cost savings for an operating business in consummating a merger with you rather than doing a stand alone initial public offering are unclear. Clearly identify where cost savings would occur or revise your disclosure to remove the implication that an initial public offering would incur substantial additional costs.

Acquisition of Opportunities, page 24

18.   We note your response to prior comment 25. It appears you anticipate receiving audited financial statements upon closing of an acquisition or merger. However, rule 419(e) requires that you file a post-effective amendment containing audited financial statements upon signing of an acquisition or merger agreement, not closing. Please tell us how receipt of delivery of audited financials at closing and not signing will allow you to comply with Rule 419(e).

19.   Refer to prior comment 27. Please tell us where you have added the additional risk factor you reference in your response.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 25

20.   We see your disclosure that "since inception until the present time, the principal independent accountants for the Company has neither resigned (nor declined to stand for reelection) nor have been dismissed. The independent accountant for the Company is The Blackwing Group, LLC." Please revise your disclosure to accurately reflect that your new auditors are Sam Kan & Company and provide all disclosures as required by Item 304 of Regulation S-K.

21.   Additionally, as previously requested in our letter dated December 30, 2009, please disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation.

22.   In this regard, please tell us if you have been able to obtain an Exhibit 16 letter from The Blackwing Group, LLC, if not, please disclose that fact in your Form S-1.

Financial Statements, page F-1

23.   Consideration should be given on an ongoing basis to the updating requirements
         of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be
         included with any amendment to the filing.

24.   Please revise to properly reflect that you are presenting financial statements for
         the period ended December 31, 2009.

Statement of Operations, page F-4

25.   Please revise your presentation of basic and diluted loss per share to reflect only
         two decimal points.

Note A – Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-7

26.   We noted that you revised your filing to again include disclosure that property
         and equipment are carried at cost and depreciation is computed on a straight line
         basis for your office equipment, copier, and vehicles. From this disclosure it
         appears that the company maintains property and equipment, please tell us how
         you have recorded these assets on the Balance Sheet.

Cost of Goods Sold, page F-8

27.   We see your disclosure that "since the Company is still in the development state,
         formal application of certain procedures have not been implemented. Generally,
         job costs include purchase price of properties as well as all direct materials, and
         labor costs and those indirect costs related to development and maintenance of the
         property prior to sale. Selling, general, and administrative costs are charged to
         expense as incurred." Please revise your footnotes to be specific to your business
         and related operations, clarify for us what those certain procedures are that have
         not been implemented and how this impacts your financial statements. Also, tell
         us what job costs you incur and provide us with a description of the types of jobs
         that incur such costs. Additionally, tell us what costs you incur related to the
         development and maintenance of property and tell us the types of properties you
         are referring to in your disclosure.

Advertising, page F-8

28.   We see your disclosure that advertising expenses related to specific jobs are
         allocated and classified as costs of goods sold. Advertising expenses not related
         to specific jobs are recorded as general and administrative expenses. Please tell

us what jobs you are referring to in your disclosure. Revise your disclosure to refer to your specific business.

Recently Issued Accounting Pronouncements, page F-8

29.   Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10.

Other expenses of Issuance and Distribution, page II-1

30.   Refer to prior comment 30. Please revise the risk factor to refer expressly to the expenses of the offering. Also, the total amount of offering expenses appears incorrect. Please revise.

Exhibit 5.1

31.   Refer to prior comment 35. The opinion should separately address the shares that have already been issued to Joshua Sisk and the shares that will be issued by OICco in the offering. Also, you should clearly address whether the shares to be issued by OICco have already been duly authorized. Please revise.

Exhibit 23.1

32.   Please revise the consent of the registered independent auditors to refer to the appropriate Registration Statement on Form S-1. For example, the consent currently included as an exhibit to the filing refers to the Registration Statement on Form S-1 dated March 17, 2010, but is being included in the Registration Statement on Form S-1 filed on April 7, 2010. Please have your auditors revise the consent to refer to the appropriate Registration Statement on Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel